Exhibit 99.1

Enerplus Transitions Bank Credit Facility to a US$900 Million Sustainability-Linked Facility and Extends Maturity to 2025

CALGARY, AB, April 29, 2021 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced that it has increased and extended its senior, unsecured bank credit facility to US$900 million with a maturity date of October 31, 2025;  incorporating sustainability-linked performance targets to establish a Sustainability-Linked Credit Facility ("SLL Credit Facility") with no changes to its existing pricing grid or covenant package.

"We continuously look to further integrate the Company's environmental, social and governance ("ESG") goals and targets into all aspects of our business," said Jodi Jenson Labrie, Senior Vice-President and Chief Financial Officer. "As the first North American exploration and production company to link ESG performance targets to its principal revolving credit facility, we are further demonstrating our commitment to developing our resources responsibly, safely and profitably. Furthermore, our SLL Credit Facility aligns with the performance metrics in our balanced executive compensation scorecard and we expect it to enhance our access to credit markets and support our cost of capital in the future. In addition, the increase of our SLL Credit Facility to US$900 million, from US$600 million, provides Enerplus with ample liquidity to close our recent asset acquisition and support our ongoing business activities."

The senior unsecured SLL Credit Facility incorporates ESG-linked incentive pricing terms which reduce or increase the borrowing costs by up to 5 basis points as Enerplus' sustainability performance targets ("SPT") are exceeded or missed, respectively. The SPTs are based on the following ESG goals of the company:

  GHG Emissions: continuous progress toward Enerplus' stated goal of a 50% reduction in corporate Scope 1 and 2 greenhouse gas emissions intensity by 2030, using 2019 as a baseline and measurement based on Enerplus' annual internal targets
  Water Management: achieve a 50% reduction in freshwater usage in corporate well completions by 2025 or earlier compared to 2019, with progress to be measured on an annual basis over the life of the SLL Credit Facility
  Health & Safety: achieve and maintain a 25% reduction in the Company's Lost Time Injury Frequency, based on a trailing 3-year average, relative to a 2019 baseline

CIBC acted as Sole Bookrunner, Sole Lead Arranger and Sustainability Structuring Agent for the transaction.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release constitute forward-looking information and statements (collectively, "forward-looking statements"). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements contained in this news release include, but are not limited to, statements with respect to: the SPT relating to the SLL Credit Facility; Enerplus' commitment to, and expectations regarding, reaching such SPTs; the effect of Enerplus achieving, or failing to achieve, its SPTs on its financing costs; and the maturity of the SLL Credit Facility.

The forward-looking information contained in this news release reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated, including those associated with our ESG initiatives; the availability of technology and processes to achieve ESG targets; anticipated completion, including timing, of Enerplus' acquisition of assets in the Williston Basin from Hess Corporation (the "Williston Asset Acquisition") and its expected impact on Enerplus' operations and financial results; the accuracy of the estimates of our reserve and contingent resource volumes; anticipated capital spending levels and the availability of liquidity and capital resources to fund capital spending and working capital requirements; estimated commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed economic and industry conditions, including a maintained industry focus on ESG; the continuation of assumed tax, royalty and regulatory regimes and the outcome of regulatory decisions; the continued availability and sufficiency of adequate debt and/or equity financing and adjusted funds flow; the ability to achieve some or all of the expected benefits from the SLL Credit Facility, including the effect of reductions or increases in Enerplus' borrowing costs, obtaining access to credit markets or supporting cost of capital in 2021 and the future; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations, and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued low commodity prices environment or further volatility in commodity prices, including as a result of the continued uncertainty regarding the impact of the COVID-19 pandemic; inability to comply with debt covenants under the SLL Credit Facility and outstanding senior notes; changes in law, including environmental laws or other regulatory matters; unanticipated operating results, results from our capital spending activities or production declines; changes in the demand for or supply of, or realized prices of, our products; failure to complete the Williston Asset Acquisition in accordance with its terms or at all and failure to realize the anticipated benefits of the Williston Asset Acquisition or the acquisition of Bruin E&P HoldCo, LLC; inaccurate estimation of our oil and gas reserve and contingent resource volumes; curtailment of our production; increased debt levels or debt service requirements; limited, unfavourable or a lack of access to capital markets; increased costs; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in Enerplus' 2020 MD&A and in our other public filings).

The forward-looking information contained in this news release speaks only as of the date of this news release, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

For further information, including financial and operating results and the Company's most recent ESG report and investor presentations, please visit Enerplus' website at www.enerplus.com. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2021/29/c9309.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 29-APR-21